Exhibit 99.1

For Immediate Release

NORSAT COMMENCES SHIPMENTS OF NEW WIDEBAND ANTENNA

- Customized product to cover entire 746 – 960 MHz band with single antenna -

Vancouver, British Columbia – August 12, 2015 -- Norsat International Inc. (“Norsat”) (TSX: NII and NYSE MKT: NSAT), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced that its Land Mobile Radio division Sinclair Technologies, has begun shipments of the newly designed SE41x series of wideband enclosed dipole antennas which covers the entire 746 – 960 MHz band in just one antenna, and would otherwise require the installation of three antennas to obtain the same coverage. The creative design and construction permits excellent pattern control and greater efficiency.

These highly versatile antennas offer excellent performance over the entire bandwidth and are particularly well suited to communication systems where a specific coverage pattern is required. These include cellular systems, trunked radio, paging, and data transmission, where predictable and highly reliable performance is a must. The SE41x series is PIP rated for Peak Instantaneous Power handling and also offers customizable options allowing users to easily add additional features and functionality to meet the customers’ specific requirements.

Dr. Amiee Chan, chief executive officer of Norsat, commented, “This new customized product is a direct result of listening to our customers’ needs and leveraging our in-house engineering team to deliver a superior product to the marketplace. This new antenna series will help streamline manufacturing as we are producing one antenna instead of three to cover the same frequency spectrum. Simplification of inventory management will also be realized by both Norsat and our customer in stocking a single product. In addition, given all of the new customization features the product has to offer, we anticipate it to be highly desirable, while remaining extremely price competitive. Norsat expects orders for this antenna series to ramp up over the next six months which will provide additional revenue for our Land Mobile Radio product division.”

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)
norsat@lythampartners.com